VIA EDGAR AND FACSIMILE (202) 772-9204
November 15, 2005
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE — Mail Stop 3561
Washington, D.C. 20549
Attn: David Mittelman

Re:	Dover Saddlery, Inc. Registration Statement on Form S-1 (File No. 333-127888)
Dear Mr. Mittelman:
          On behalf of our client, Dover Saddlery, Inc., a Delaware corporation (the “Company”), we hereby request that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Eastern time, on Thursday, November 17, 2005 or as soon as practicable thereafter.
          We enclose with this request a letter from the underwriters of the offering joining in the Company’s request for acceleration of the Registration Statement.
          Should you have any questions regarding this request, please do not hesitate to contact Jack Concannon (617-951-8874) of Bingham McCutchen LLP.
Sincerely,
/s/ Bingham McCutchen LLP
Bingham McCutchen LLP

cc:	Stephen L. Day Jeffrey S. Marcus

November 15, 2005
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE — Mail Stop 3561
Washington, D.C. 20549
Attn: David Mittelman

Re:	Dover Saddlery, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-127888)
Dear Mr. Mittelman:
     As underwriter of the Company’s proposed public offering of its Common Stock pursuant to the above-referenced Registration Statement, we hereby join the Company’s request for acceleration of the effectiveness of the Registration Statement to 4:00 p.m. Eastern Time on Thursday, November 17, 2005, or as soon thereafter as is practicable.
The following information with respect to the distribution of the preliminary prospectus dated November 2, 2005 is furnished pursuant to Rule 460 under the Securities Act of 1933.

Number of Copies
To Prospective Underwriters	0
To Securities Dealers	700
To Institutional Investors	950
To Others	300
Total	1,950
The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, including the 48-hour delivery requirement contained in such Rule.

Very truly yours, W.R. HAMBRECHT + CO, LLC
By:	/s/ Peter Morrissey
	Name:	Peter Morrissey
	Title:	Managing Director